

Matthieu JOST · 2nd

misterb&b

misterb&b

Executive | Founder | Director | Travel & Hospitality | Technology & Digital Solutions |

Paris Area, France · 500+ connections · **Contact info**

Featured



That's what I felt a few years ago

Dockers Challenger
Dropbox

Super proud to be Dockers new model for their challenger campaign and to showcase misterb&b...



Op-Ed: Why Protecting LGBT Travelers from Discrimination Needs to Matter
out.com

A few years ago, my partner and I traveled to Barcelona, Spain, where we rented a room fror

Activity

972 followers

 🏠 🌈 **This is how technology can help people in needs. Proud to have lead thi...**

Matthieu shared this

45 Reactions • 2 Comments

 **Ma tribune adressée aux dépu... rêvent soudainement d'un airb...**

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75 Reactions • 11 Comments

 **Télétravail : et si la planète avait vraiment chopé le virus ?**

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10 Reactions

 **Bravo Jacqueline for what you accomplished !**

Matthieu commented

Experience

 ### Chief Executive Officer

misterb&b

Mar 2014 – Present · 6 yrs 3 mos

Paris 9, Île-de-France, France

VISIONARY LEADERSHIP | GLOBAL OPERATIONS I E-COMMERCE I P&L MANAGEMENT | FUNDRAISING I CORPORATE STRATEGY | INNOVATION I CUSTOMER OBSESSED I LEADING CHANGE I HOTEL & VACATION RENTAL

▷ Driving business for optimal global strategy
▷ Leading team of 40+ across three continents alongside US and foreign subsidies
▷ Development of all marketing, digital and online marketing and overall brand positioning
▷ Manage online payment systems and monitor fraud prevention ...see mor

 ### Chief Operating Officer (COO) & Co-founder

mygaytrip.com

Jun 2010 – Oct 2015 · 5 yrs 5 mos

Paris Area, France

▷ Conceptualised, developed and launched the new travel and stay business for a unique community
▷ Operated as the largest gay trip advisor in Europe, securing profits during initial launch stage (within 2 years) ...see mor

Head of Online Sales

Quadriplay (non media agency for JCDECAUX)

Oct 2008 – Nov 2009 · 1 yr 2 mos

Paris Area, France

▷ Oversaw and managed 50+ accounts
▷ Researched, identified, and secured business opportunities with new and existing clients an

channels to continuously sell, cross-sell, and up sell to steadily increase revenue & profitability
▷ Managed product position & pricing, creation of product lines, and spearheaded a new
...see mor

Marketing Director
Proximania Entertainment (Ze-Card)
Oct 2007 – Oct 2008 · 1 yr 1 mo
Paris Area, France

▷ Pioneered successful launch of the Ze Card - giftcard product across bookstores which
connects users to the website to buy merchandizing, high tech and download music
▷ Negotiated rights for music catalog and piloted distribution to Major retailers, while
managing online marketing, including TV commercials **...see mor**



Product Manager (Non-Media Activities)
NRJ ID / NRJ GROUP
Sep 2004 – Oct 2007 · 3 yrs 2 mos

▷ Directed all aspects of brand licensing, merchandising, and promotional items at the #1
French radio group, heading promotional licensing operations, crossing 400 k€ gross margin in
2006
▷ Championed insights from positioning, product marketing research to inform all fa **...see mor**

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Education

EPSI - School of Computer Engineering
Associate of Arts (AA), Information Technology
2000 – 2002



EFAP - Ecole Française des Attachés de Presse
Master of Arts (MA), Communications
2002 – 2005

Volunteer Experience



Bénévole
Les Restos du Coeur
Sep 2016 – Sep 2018 • 2 yrs 1 mo
Poverty Alleviation

Provide charitable support to the underserved Community by delivering food during dinner
hours on a weekly basis



Bénévole

Rainbold Society

Oct 2017 – Present • 2 yrs 8 mos

Civil Rights and Social Action

Executive Director

Fundation FIER

Mar 2019 – Present • 1 yr 3 mos

Civil Rights and Social Action

Promote inclusion in sport and culture to give more visibility to the LGBTQ community. FIER has been funded by the Paris 2018 gay games organization

Skills & Endorsements

Online Advertising · 26

 Endorsed by **4 of Matthieu's colleagues at NRJ GROUP**

 Endorsed by **7 people who know Online Advertising**

Digital Marketing · 14

 Endorsed by **Jean-Marc Gauthier, MBA, Adm.A and 1 other who is highly skilled at this**

Marketing · 14

Endorsed by **Nicolas Marion, who is highly skilled at this**

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